Michael K. Krebs Direct Line: 617-439-2288 Fax: 617-310-9288 E-mail: mkrebs@nutter.com

March 3, 2009

105641-22

By EDGAR and Federal Express

Mark Webb

Legal Branch Chief

United State Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Service Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 12, 2009
File No. 000-24935

Dear Mr. Webb:

Set forth below are the responses of Service Bancorp. Inc., a Massachusetts corporation (“Service Bancorp”), to the comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by a letter dated January 27, 2009. We expect to file Amendment No. 1 to Service Bancorp’s preliminary proxy statement on Schedule 14A within the next two weeks. In the interest of time, however, and pursuant to a telephone conversation between my colleague, Rena Marie Strand, and Michael Seaman, we are submitting our preliminary responses under separate cover for your consideration and will follow with Amendment No. 1 as soon as it is complete. In particular, we direct your attention to our response to comment 2, relating to Strata financial projections. For convenience, each of the responses is preceded by the text of the comment from the Commission’s comment letter. Throughout this letter, “Strata” refers to each of Service Bancorp, Service Bancorp, M.H.C. (“Service MHC”) and Strata Bank and the subsidiaries of each, individually and collectively, as context requires.

General

1.	Please provide us with copies of any “board book” or similar materials KBW furnished to board members in connection with this transaction. We may have further comments after we review this material.

This material was provided previously to the staff under separate cover to Michael Seaman on January 26, 2009.

Mark Webb

March 3, 2009

2.	We note references to Strata financial projections. Please provide in the filing any projections that were provided to Middlesex or advise us that no projections were provided to Middlesex.

Strata respectfully submits that the inclusion of its financial projections in the proxy statement will not materially enhance its shareholders’ understanding of the proposed merger or the recommendation by Strata’s Board of Directors’ that shareholders vote in favor of the Agreement and Plan of Merger, dated as of December 8, 2008, among Middlesex Savings Bank (“Middlesex”) and Service MHC, Service Bancorp and Strata Bank (the “Merger Agreement”). The preliminary proxy statement refers to financial projections twice, each time in a very limited manner. The inclusion in the proxy statement of the details of Strata’s internal financial projections would overstate the relevance of those projections. Similarly, although internal financial projections were made available to Middlesex, Strata believes that those projections would not be reflective of the manner in which Middlesex would operate Strata after the merger and notes further that Middlesex’s offer did not change when changes were made to the projections.

Background of the Middlesex Mergers

The details of Strata’s internal projections did not fundamentally affect the decision of Strata’s Board of Directors to choose first to pursue a remutualization transaction rather than any of the other strategic alternatives available to it. In the section of the preliminary proxy statement titled “Proposal One—Approval of the Merger Agreement—Background of the Middlesex Mergers,” Strata discloses, in the context of the decision by its Board of Directors to retain KBW and to first assess the interest that other mutual banking organizations might have in engaging in a remutualization transaction before Strata pursued a second step conversion, that, at the Capital Committee meeting on August 25, 2008, the presentation to the Committee included a discussion of Strata’s refined internal financial projections. The disclosure in that section makes clear that the Capital Committee and the Board of Directors unequivocally viewed both the second step conversion and remutualization strategies as being preferable to Strata seeking to execute the business strategy on which those internal financial projections were based – namely, increasing Strata’s regulatory capital ratios primarily by shrinking its asset base and materially reducing its staffing and other operating expenses. The inclusion in the proxy statement of any details of those internal financial projections would overstate the relevance of those projections to the deliberations of Strata’s Capital Committee and Board of Directors.

Opinion of Service Bancorp’s Financial Advisor

Strata’s internal financial projections also did not fundamentally affect the Strata Board’s consideration of the KBW fairness opinion and KBW’s related presentation to the Board. As is customary, KBW performed a discounted cash flow (“DCF”) analysis to estimate a range of present values for Service Bancorp, assuming Service Bancorp continued to operate as a stand-alone entity. Strata

Mark Webb

March 3, 2009

discloses in the preliminary proxy statement that, in performing the DCF analysis, KBW used Service Bancorp’s earnings projections for fiscal years 2009 through 2013. See “Proposal One—Approval of the Merger Agreement—Opinion of Service Bancorp’s Financial Advisor—Discounted Cash Flow Analysis.” The preliminary proxy statement also discloses that, based on the criteria and assumptions noted in that section, KBW determined using the DCF analysis that the implied value per share of Service Bancorp common stock ranged from $8.66 to $11.45, based on total shares outstanding, including shares owned by Service MHC. This range of per share value implies an enterprise value of approximately $14.5 million to $19.2 million. This enterprise value range was materially below the aggregate merger consideration of $21.8 million that Middlesex proposed to pay under the Merger Agreement. Consequently, Strata’s Board of Directors did not place great emphasis on KBW’s DCF analysis, and instead focused more on KBW’s analysis of comparable transactions. Accordingly, the inclusion in the proxy statement of any details of the internal financial projections used in KBW’s fairness opinion would overstate the importance of both the DCF analysis and the underlying financial projections to the deliberations of Strata’s Board of Directors.

Projections Made Available to Middlesex

Strata’s internal financial projections were made available to Middlesex, but Strata does not believe that those projections should be included in the proxy statement because Strata believes that the assumptions on which the projections were prepared were not reflective of the manner in which Middlesex would operate Strata after the merger. The confidential information that KBW provided to each potential acquirer that signed a confidentiality agreement included an early iteration of Strata’s internal financial projections. This iteration of the internal financial projections did not take into account the $8.5 million of other-than-temporary impairment charges that Strata recognized as of September 30, 2008 related to Strata’s investments in preferred securities issued by the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”) and corporate bonds issued by Lehman Brothers Holdings because those charges had not yet been determined when the projections were made.

Mr. Hjerpe, Strata’s Interim President and Chief Executive Officer who joined Strata in late September 2008, substantially refined those projections in connection with Strata Bank’s development of its capital plan that it submitted to the Federal Deposit Insurance Corporation (the “FDIC”). The capital plan modeled two different scenarios: in one, Strata Bank would increase its capital ratios primarily by shrinking its asset base and materially reducing its staffing and other operating expenses; in the other, a hypothetical scenario since Strata had not applied for such funding at the time, Strata Bank would increase its capital ratios primarily through the sale of securities to the United States Department of the Treasury (the “Treasury”) under the Capital Purchase Program (“CPP”). Partly as a consequence of the other-than-temporary impairment charges recognized as of September 30, 2008, the financial projections included in the capital plan scenario that involved no CPP funding differed materially from the earlier iteration of the financial projections included in the confidential information provided by KBW.

Mark Webb

March 3, 2009

Those later financial projections were based on a scenario in which Strata would seek more aggressively to increase its capital ratios by shrinking its asset base and materially reducing its staffing and other operating expenses.

The form of capital plan submitted to the FDIC was made available to Middlesex senior management during its on-site due diligence review, but a copy of the capital plan was not provided to Middlesex. More important, Strata believes that neither capital plan scenario is reflective of the manner in which Middlesex would operate Strata after the merger. First, Middlesex’s capital ratios substantially exceed the thresholds necessary for Middlesex to qualify as “well capitalized” for regulatory purposes, and therefore Middlesex will not need to shrink Strata’s assets to meet regulatory capital requirements. Second, it is speculative whether Strata would receive CPP funding. Treasury has not yet published the terms on which mutual organizations such as Strata can participate in the CPP. In addition, there is no guarantee that the Treasury would approve Strata for CPP funding if it does decide to seek such funding. Moreover, as reflected in the Merger Agreement provisions relating to the CPP, Middlesex and Strata agreed, in the event that Strata does apply and is offered CPP funding, to consider alternatives to CPP funding.

Finally, though the internal projections originally provided to Middlesex by KBW were substantially refined by Mr. Hjerpe and the executive team and shown again to Middlesex later in its diligence process as part of Strata’s capital plan, Middlesex’s offer did not change to reflect changes in the financial projections. For all of these reasons, Strata does not believe that Strata’s internal financial projections should be included in the proxy statement.

Summary Term Sheet

Public Stockholders Will Receive . .. . , page 2

3.	Please delete the reference to shares owned by Middlesex. On page 15 you state that Middlesex owns no shares.

The preliminary proxy statement will be revised as requested.

Required Stockholder Approval, page 3

4.	Here and elsewhere in the proxy statement as necessary, please disclose the consequence of the number of shares committed to vote in favor of the proposed transaction pursuant to the voting agreements. In addition, please disclose that presence of the shares owned by Service MHC will constitute a quorum.

The preliminary proxy statement will be revised as requested.

Mark Webb

March 3, 2009

Conditions to Completing the Middlesex Mergers, page 5

5.	Please advise us whether it is accurate that the transaction is conditioned upon each party receiving an opinion stating that each of the mergers will qualify as a tax free reorganization.

Yes. Under Section 8.1(e) of the Merger Agreement, it is a condition to the parties’ obligation to consummate the mergers that both Middlesex and Strata will have received opinions of counsel that each of the mergers will qualify as a tax-free reorganization described in Section 368(a) of the Internal Revenue Code.

Special Meeting of Stockholders

Vote Required, page 14

6.	Please clearly disclose the aggregate percentage of shares subject to voting agreements.

The preliminary proxy statement will be revised as requested.

Voting Agreements, page 15

7.	If accurate, please affirmatively disclose that, unlike the officer and director voting agreements, the Service MHC voting agreement may not be terminated if the merger agreement is amended to decrease the aggregate merger consideration.

The preliminary proxy statement will be revised to disclose that Service MHC’s voting obligations will terminate if the Merger Agreement is terminated.

Supplementally, we advise the staff that the language of the Merger Agreement, pursuant to which Service MHC is obligated to vote in favor of the Merger Agreement, and a letter confirming those obligations, does not specifically state that it may be terminated if the Merger Agreement is amended to decrease the aggregate merger consideration. However, because the aggregate merger consideration is fixed in the Merger Agreement and can not be decreased, a decrease in the aggregate merger consideration would require an amendment of the Merger Agreement. Because Service MHC is a party to the Merger Agreement, its consent would be required to amend the Merger Agreement to decrease the aggregate merger consideration. Accordingly, Strata believes that additional disclosure about Service MHC’s voting obligations would not be material to shareholders.

Mark Webb

March 3, 2009

8.	Please delete the first sentence of the last paragraph in this Section or attach the MHC voting agreement.

The preliminary proxy statement will be revised as requested to delete the first sentence of the last paragraph in this Section.

Beneficial Ownership Table, page 17

9.	Please be sure to update the table to accurately reflect share ownership as of the date of the proxy statement. In this regard we note that two of the 5% holders have recently amended their Schedule 13D filings.

The preliminary proxy statement will be revised as requested and any future versions of the proxy statement that are filed will also be so revised.

Proposal 1 — Approval of the Merger Agreement

Background on Remutualization Transactions, page 19

10.	Please explain why the purchase price to book value in the table on page 21 is inclusive of in-the-money options, while it is not included in the discussion above.

The preliminary proxy statement will be revised so that the purchase price to book value in the table on page 21 and the discussion above are both inclusive of in-the-money options.

Background of the Middlesex Mergers, page 22

11.	Please advise whether Company B was given the opportunity to review Service Bancorp’s results for the quarter ended September 30, 2008 when they were completed. If not, please disclose why the board of directors made this determination.

The preliminary proxy statement will be revised to state that Strata publicly disclosed on November 3, 2008 its results for the quarter ended September 30, 2008. Subsequent to that disclosure, Company B made no effort to contact Strata or KBW and Strata had no reason to expect that an offer from Company B, if forthcoming, would have been competitive with Middlesex’s offer.

Mark Webb

March 3, 2009

Opinion of Service Bancorp’s Financial Advisor, page 28

12.	In the first paragraph you state that KBW was retained to evaluate strategic alternatives. Please reconcile this statement with the statement contained in the “Background of the Middlesex Mergers” Section of the proxy statement regarding KBW’s engagement.

The statement contained in the “Background of the Middlesex Mergers” Section of the preliminary proxy statement will be revised to be consistent with the disclosure in this Section.

13.	Please describe any material relationship that existed during the past two years between KBW and the company. If any, also describe and quantify the amounts paid to KBW for work over the past two years.

There has been no material relationship during the past two years between KBW and Strata.

14.	Please affirmatively state that the 1% closing transaction value fee to be paid to KBW is contingent upon success of the proposed transaction. Please quantify the fee.

The preliminary proxy statement will be revised as requested.

Participation in Capital Purchase Program, page 43

15.	Please update this section as necessary. Describe whether there is a deadline relating to Strata’s participation in the CPP.

This section is accurate as of the date of this letter. Any future versions of the proxy statement that are filed will be updated as appropriate. At the present time, there is no deadline for Strata’s participation in the CPP.

*            *            *

In connection with this response letter, Service Bancorp acknowledges that:

•	Service Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mark Webb

March 3, 2009

•	Service Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 439-2288 or Rena Marie Strand of this office at (617) 439-2621 with any questions or additional comments that you may have. Your assistance is appreciated.

Sincerely,

/s/ Michael K. Krebs

Michael K. Krebs

cc:	Michael Seaman
Edward A. Hjerpe, III